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                                                                      Exhibit 12

              PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
               Computation of Ratio of Earnings to Fixed Charges
               For the Years Ended October 31, 1990 through 1994
                      (in thousands except ratio amounts)
              ---------------------------------------------------

                                   1994        1993        1992        1991        1990
                                  -------     -------     -------     -------     -------
Earnings:
  Net income from
    continuing operations         $35,506     $37,534     $35,310     $20,552     $25,733
  Income taxes                     21,407      23,427      21,259      11,408      14,859
  Fixed charges                    29,736      26,715      26,246      26,823      25,739
                                  -------     -------     -------     -------     -------
    Total Adjusted Earnings       $86,649     $87,676     $82,815     $58,783     $66,331
                                  =======     =======     =======     =======     =======

Fixed Charges:
  Interest                        $27,671     $24,870     $24,570     $25,253     $24,271
  Amortization of debt
    expense                           334         192         180         259         164
  One-third of rental expense       1,731       1,653       1,496       1,311       1,304
                                  -------     -------     -------     -------     -------
    Total Fixed Charges           $29,736     $26,715     $26,246     $26,823     $25,739
                                  =======     =======     =======     =======     =======

Ratio of Earnings to Fixed
  Charges                            2.91        3.28        3.16        2.19        2.58
                                  =======     =======     =======     =======     =======